XM SATELLITE RADIO INC.

1500 Eckington Place, N.E.

Washington, D.C. 20002

November 20, 2006

Larry Spirgel

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XM Satellite Radio Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 333-39178

Dear Mr. Spirgel:

In connection with the response on behalf of XM Satellite Radio Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 15, 2006 to Joseph J. Euteneuer, Executive Vice President and Chief Financial Officer of the Company, regarding the filing of the Company’s Form 10-Q for the Fiscal Quarter ended September 30, 2006, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XM SATELLITE RADIO INC.

/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
General Counsel and Secretary